UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tronox Incorporated

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

897051108

(CUSIP Number)

December 22, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 897051108	13G	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities III, L.P. EIN No.: 20-5805141
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 219,106 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 219,106 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,106 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.34%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities IV, L.P. EIN No.: 26-1884645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 173,731 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 173,731 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,731 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.06%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities (Offshore) IV, L.P. EIN No.: 98-0574089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 223,826 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 223,826 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,826 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Managed Account (PSERS), L.P. EIN No.: 26-4768343
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,359 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 28,359 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,359 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Advisors, LLC* EIN No.: 04-3505100
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,827 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,827 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,827 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.38%
12.	TYPE OF REPORTING PERSON PN

*	Sankaty Advisors, LLC has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors, LLC disclaims beneficial ownership of the shares beneficially owned by such client.

CUSIP No. 897051108	13G	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 60,311 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 60,311 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,311 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.37%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Income Partnership, L.P. EIN No.: 27-5104732
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 39,630 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 39,630 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,630 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 897051108	13G	Page 9 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Managed Account (UCAL), L.P. EIN No.: 27-3107535
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,216 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 17,216 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,216 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12.	TYPE OF REPORTING PERSON PN

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Tronox Incorporated. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 3301 N.W. 150th Street, Oklahoma City, Oklahoma, 73134.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“COPS III”), Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“COPS IV”), Sankaty Credit Opportunities (Offshore) IV, L.P., a Cayman Island exempted limited partnership (“COPS IV Offshore”), Sankaty Managed Account (PSERS), L.P., a Delaware limited partnership (“PSERS”), Sankaty Advisors, LLC, a Delaware limited liability company (“Sankaty Advisors”) in its capacity as the investment manager for a managed account client over which it has discretionary authority to acquire, dispose of, and vote securities, Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PRO”), Sankaty High Income Partnership, L.P., a Delaware limited partnership (“SHIP”), and Sankaty Manager Account (UCAL), L.P., a Delaware limited partnership (“UCAL”).

Sankaty Credit Opportunities Investors III, LLC (“COPS III Investors”), a Delaware limited liability company, is the general partner of COPS III. Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”), is the managing member of COPS III investors. Sankaty Credit Opportunities Investors IV, LLC (“COPS IV Investors”), a Delaware limited liability company, is the general partner of COPS IV. SCM is the managing member of COPS IV Investors. Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Investors), is the general partner of COPS IV Offshore. Sankaty Credit Member (Offshore), Ltd., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Ltd.), is the general partner of COPS IV Offshore Investors. Sankaty Managed Account Investors, LLC, a Delaware Limited Liability Company “SMAI” is the general partner of PSERS. SCM is the managing member of SMAI. Prospect Harbor Investors, LLC, a Delaware limited liability company (“PRO Investors”) is the general partner of PRO. SCM is the sole member of PRO Investors. Sankaty High Income Investors, L.P., a Delaware limited partnership (“SHII”) is the general partner of SHIP. SCM is the general partner of SHII. Sankaty Managed Account Investors (UCAL), LLC, a Delaware limited liability company (“UCAL Investors”) is the general partner of UCAL. SCM is the sole member of UCAL Investors. Mr. Jonathan Lavine is the managing member of each and SCM and SCM Offshore Ltd. Sankaty Advisors has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors disclaims beneficial ownership of the shares beneficially owned by such client.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of COPS III, COPS IV and COPS IV Offshore, PSERS, Sankaty Advisors, PRO, SHIP, and UCAL is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2	(c).	Citizenship

COPS III, COPS IV, PSERS, Sankaty Advisors, PRO, SHIP, and UCAL are organized under the laws of the State of Delaware. COPS IV Offshore is organized under the laws of the Cayman Islands. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Ordinary Shares.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 897051108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on February 9, 2012, COPS III owned 219,106 Class A Ordinary Shares of the Company, COPS IV owned 173,731 Class A Ordinary Shares of the Company, COPS IV Offshore owned 223,826 Class A Ordinary Shares of the Company, PSERS owned 28,359 Class A Ordinary Shares of the Company, Sankaty Advisors had discretionary authority to acquire, dispose of and vote 61,827 Class A Ordinary Shares of the Company, PRO owned 60,311 Class A Ordinary Shares of the Company, SHIP owned 39,630 Class A Ordinary Shares of the Company, and UCAL owned 17,216 Class A Ordinary Shares of the Company.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Class A Ordinary Shares of the Company.

Item 4	(b).	Percent of Class

As of the close of business on February 9, 2012, COPS III owned 1.34% of the Class A Ordinary Shares of the Company, COPS IV owned 1.06% of the Class A Ordinary Shares of the Company, COPS IV Offshore owned 1.37% of the Class A Ordinary Shares of the Company, PSERS owned 0.17% of the Class A Ordinary Shares of the Company, Sankaty Advisors had discretionary authority to acquire, dispose of and vote 0.38% of the Class A Ordinary Shares of the Company, PRO owned 0.37% of the Class A Ordinary Shares of the Company, SHIP owned 0.24% of the Class A Ordinary Shares of the Company, and UCAL owned 0.11% of the Class A Ordinary Shares of the Company.

The aggregate percentage of Class A Ordinary Shares reported owned by COPS III, COPS IV, COPS IV Offshore, PSERS, Sankaty Advisors, PRO, SHIP, and UCAL is based upon 16,382,432 Class A Ordinary Shares, which is the total number of Class A Ordinary Shares issued by the Company as of February 7, 2012, based on representations made in the Company’s Form S-4, filed with the Securities and Exchange Commission on February 7, 2012.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			COPS III	219,106
			COPS IV	173,731
			COPS IV OFF	223,826
			PSERS	28,359
			Sankaty Advisors	61,827
			PRO	60,311
			SHIP	39,630
			UCAL	17,216

		(ii)	shared power to vote or to direct the vote:

			0

		(iii)	sole power to dispose or to direct the disposition of:

			COPS III	219,106
			COPS IV	173,731
			COPS IV OFF	223,826
			PSERS	28,359
			Sankaty Advisors	61,827
			PRO	60,311
			SHIP	39,630
			UCAL	17,216

		(iv)	shared power to dispose or to direct the disposition of:

			0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 10, 2012

SANKATY CREDIT OPPORTUNITIES III, L.P.

By: Sankaty Credit Opportunities Investors III, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By: Sankaty Credit Opportunities Investors IV, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.
By: Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY MANAGED ACCOUNT (PSERS), L.P.

By: Sankaty Managed Account Investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY ADVISORS, LLC
as power-of-attorney for a managed account client

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By: Prospect Harbor investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY HIGH INCOME PARTNERSHIP, L.P.

By: Sankaty High Income Investors, L.P., its general partner
By: Sankaty Credit Member, its general partner

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY MANAGED ACCOUNT (UCAL), L.P.

By: Sankaty Managed Account Investors (UCAL), LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2012

SANKATY CREDIT OPPORTUNITIES III, L.P.

By: Sankaty Credit Opportunities Investors III, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By: Sankaty Credit Opportunities Investors IV, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.
By: Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY MANAGED ACCOUNT (PSERS), L.P.

By: Sankaty Managed Account Investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY ADVISORS, LLC as power-of-attorney for a managed account client

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By: Prospect Harbor investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY HIGH INCOME PARTNERSHIP, L.P.

By: Sankaty High Income Investors, L.P., its general partner
By: Sankaty Credit Member, its general partner

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

SANKATY MANAGED ACCOUNT (UCAL), L.P.

By: Sankaty Managed Account Investors (UCAL), LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member